3-11-02



02007464

RITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

KG 3/5



ANNUAL AUDITED RI
FORM X-17A-5
PART III

FACING PAGE
ation Required of Brokers and Dealers
... / of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 MM/DD/YY AND ENDING 12/31/2001 MM/DD/YY

A. REGISTRANT IDENTIFICATION

8-47543

NAME OF BROKER-DEALER:

Buck Investment Services, Inc.



RECD S.E.C.
MAR 1 2002
080

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

500 Plaza Drive
(No. and Street)

Secaucus	NJ	07096
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karl W. Lohwater — 201-902-2392
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG

(ADDRESS)	One Mellon Bank Center	Pittsburgh	PA	15219
	Number and Street	City	State	Zip Code

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VK 3-22-02

OATH OR AFFIRMATION

I, Karl W. Lohwater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Buck Investment Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Karl W Lohwater

Karl W. Lohwater
President and Fin/Ops

Sworn to and subscribed before me this 28th day of February 2002

Jamie DeBerto

Notary Public

JAMIE DEBERTO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 31, 2006

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Board of Directors
Buck Investment Services, Inc.:

In planning and performing our audit of the financial statements of Buck Investment Services, Inc. (the Company), an indirectly wholly owned subsidiary of Mellon Financial Corporation, for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Buck Investment Services, Inc., the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used for any other purpose.

KPMG LLP

Pittsburgh, Pennsylvania
February 25, 2002





BUCK INVESTMENT SERVICES, INC.
(An Indirect Wholly Owned Subsidiary of
Mellon Financial Corporation)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



One Mellon Center
Pittsburgh, PA 15219

Telephone 412 391 9710
Fax 412 391 8963

Independent Auditors' Report

The Board of Directors
Buck Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Buck Investment Services, Inc. (the Corporation), an indirectly wholly owned subsidiary of Mellon Financial Corporation, as of December 31, 2001. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Buck Investment Services, Inc., as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Pittsburgh, Pennsylvania
February 25, 2002



BUCK INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents (note 2)	$	3,170,208
Receivable from customer		145,098
Prepaid expenses		16,544
Income taxes receivable from affiliate		18,775
Total assets	$	3,350,625
Liabilities and Shareholder's Equity		
Payable to customers		2,835,000
Payable to affiliate (note 4)		197,613
Income tax payable		16,860
Other liabilities		1,992
Total liabilities		3,051,465
Shareholder's equity:		
Common stock, .01 par value; authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		406,561
Accumulated deficit		(107,411)
		299,160
Total liabilities and shareholder's equity	$	3,350,625

See accompanying notes to statement of financial condition.

BUCK INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition

December 31, 2001

(1) Summary of Significant Accounting Policies

Buck Investment Services, Inc. (the Corporation) is a registered broker and dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Corporation is a wholly owned subsidiary of Buck Consultants, Inc., which is an indirectly wholly owned subsidiary of Mellon Financial Corporation (MFC). The Corporation is exempt from the provisions of Rule 15c-3-3 of the Securities and Exchange Commission because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Corporation acts as the exclusive broker for the purchase and sales of the common stock of two customers which has a limited secondary market. The Corporation also acts as agent for the distribution and sale of shares of mutual funds for an affiliate's defined benefit and defined contribution administration and recordkeeping operations.

(a) Income Taxes

The Corporation's results for the year ended December 31, 2001 will be included in the consolidated MFC federal tax return for the year ended December 31, 2001. Pursuant to a tax-sharing agreement with MFC, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the consolidated tax return of MFC. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

(Continued)

BUCK INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition

December 31, 2001

(2) Cash Segregated Under Federal and Other Regulations

Cash of $2,867,500 received from the sale of securities has been segregated in a special bank account for the exclusive benefit of customers as prescribed by the exemption Rule of 15c3-3k(2)(i) of the Securities and Exchange Commission.

(3) Net Capital Requirement

The Corporation, as a registered broker and dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Corporation's "aggregate indebtedness" not exceed 15 times its "net capital", as defined. The National Association of Securities Dealers, Inc. may require a broker/dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker/dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2001, the Corporation's net capital ratio was 11.57 to 1, and its net capital was $263,841 compared with minimum net capital required of $203,533 (resulting in excess net capital of $60,308).

(4) Related Party Transactions

At December 31, 2001, the following balances were outstanding with affiliates:

Income tax receivable from affiliate	$	18,775
Payable to affiliate		197,613
Income tax payable to affiliate		16,860

(5) Employee Benefits

The Corporation participates in a noncontributory, defined benefit pension plan, sponsored by Buck Consultants, Inc. which covers substantially all employees. Because the Corporation participates in the plan with other subsidiaries of Buck Consultants, Inc., an analysis setting forth the plan's funded status at December 31, 2001 cannot be separately determined for the Corporation. At December 31, 2001, the Buck Consultants, Inc. plan was overfunded.

(Continued)

The Corporation participates in a defined contribution retirement savings plan, sponsored by Buck Consultants, Inc. covering substantially all employees. Employees become eligible to participate after one full year of service. If a participant decides to contribute, a portion of the contribution is matched by Buck Consultants, Inc.

The Corporation participates in other employee benefit plans, sponsored by Buck Consultants, Inc., that provide healthcare, life insurance and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions and service-related eligibility requirements. Since the Corporation participates in the plans with other subsidiaries of Buck Consultants, Inc., an analysis setting forth the funded status of the plans at December 31, 2001 cannot be separately determined for the Corporation.

(6) Income Taxes

The Corporation did not have any temporary differences that would result in deferred tax assets or liabilities as of December 31, 2001.